SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Solar Capital Ltd.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

83413U100

(CUSIP NUMBER)

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

500 Park Avenue

New York, NY 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83413U100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,195
	8	SHARED VOTING POWER 2,055,649
	9	SOLE DISPOSITIVE POWER 66,195
	10	SHARED DISPOSITIVE POWER 2,055,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,844 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 83413U100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce J. Spohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,055,649
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,055,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,649 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 83413U100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,340,649
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,340,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,649 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 83413U100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 715,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 715,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to the Schedule 13D filed by Michael S. Gross, Bruce J. Spohler, Solar Capital Investors, LLC (“Solar I”) and Solar Capital Investors II, LLC (“Solar II” and together with Mr. Gross, Mr. Spohler, and Solar I, the “Reporting Persons”) with the Securities and Exchange Commission on December 10, 2010 (the “Original 13D”) is being filed to report that the Reporting Persons no longer beneficially own more than 5 percent of the common stock, par value $0.01 per share (the “Common Stock”) of Solar Capital Ltd., a Maryland corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated to read as follows:

(a) The percentages set forth below and on pages 2 through 5 hereof are based on 44,973,532 shares of Common Stock outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2013.

(b) (i) Mr. Gross has sole voting and dispositive power with respect to 66,195 shares of the Issuer’s Common Stock and shared voting and dispositive power with respect to 2,055,649 shares of the Issuer’s Common Stock, which includes 1,340,649 shares of the Issuer’s Common Stock held by Solar I and 715,000 shares of the Issuer’s Common Stock held by Solar II, both of which may be deemed to be beneficially owned by Mr. Gross by virtue of his ownership interests therein. Accordingly, Mr. Gross may be deemed to beneficially own 4.7% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to 2,055,649 shares of the Issuer’s Common Stock, which includes 1,340,649 shares of the Issuer’s Common Stock held by Solar I and 715,000 shares of the Issuer’s Common Stock held by Solar II, both of which may be deemed to be beneficially owned by Mr. Spohler by virtue of his ownership interests therein. Accordingly, Mr. Spohler may be deemed to beneficially own 4.6% of the Issuer’s issued and outstanding Common Stock. Mr. Spohler may also be deemed to beneficially own an additional 66,195 shares of the Issuer’s Common Stock held directly by Mr. Gross if he were deemed to be part of a “group” with him. Mr. Spohler disclaims beneficial ownership over such shares held directly by Mr. Gross.

(iii) Solar I has shared voting and dispositive power with respect to 1,340,649 shares of the Issuer’s Common Stock. Accordingly, Solar I may be deemed to beneficially own 3.0% of the Issuer’s issued and outstanding Common Stock. Solar I may also be deemed to beneficially own an additional 781,195 shares of the Issuer’s Common Stock, including 715,000 shares of the Issuer’s Common Stock held by Solar II and 66,195 shares of the Issuer’s Common Stock held directly by Mr. Gross if Solar I were deemed to be part of a “group” with the other Reporting Persons. Solar I disclaims beneficial ownership over such shares held directly by Mr. Gross and Solar II.

(iv) Solar II has shared voting and dispositive power with respect to 715,000 shares of the Issuer’s Common Stock. Accordingly, Solar II may be deemed to beneficially own 1.6% of the Issuer’s issued and outstanding Common Stock. Solar II may also be deemed to beneficially own an additional 1,406,844 shares of the Issuer’s Common Stock, including 1,340,649 shares of the Issuer’s Common Stock held by Solar I and 66,195 shares of the Issuer’s Common Stock held directly by Mr. Gross if Solar II were deemed to be part of a “group” with the other Reporting Persons. Solar II disclaims beneficial ownership over such shares held directly by Mr. Gross and Solar I.

(c) The Reporting Persons have not had any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5 percent of the Common Stock due to the closing of an offering of Common Stock by the Issuer on January 11, 2013.

[Signature Page Follows]

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member